UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006923

January 25, 2004

Robert E. Healing
Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-25-2004

Re: General Electric Company
Incoming letter dated December 16, 2003

Dear Mr. Healing:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to GE by Kevin D. Mahar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 04 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Kevin D. Mahar
33 Rockwood Road
Lynnfield, MA 01940

40545

1934 Act, Section 14(a)
Rule 14a-8(i)(3) and (10)

RECEIVED

Robert E. Healing
Corporate Counsel

3135 Easton Turnpike
Fairfield, CT 06431
Phone: 203-373-2243
FAX: 203-373-3079
E-mail: robert.healing@corporate.ge.com

December 16, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Kevin D. Mahar

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2004 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Mr. Kevin D. Mahar (the "Proponent"):

> Resolved: Discourage Overextended Directors. Shareholders request an enduring policy that board service for our Directors be limited to a total of 3 directorships. Our Directors who are fully-retired could serve on a maximum of 5 boards. Once adopted it is requested that this policy be subject to an advisory shareholder vote, if this policy is discontinued or materially changed.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(10) under the Exchange Act because the Company has already substantially implemented the Proposal; and (ii) Rule 14a-8(i)(3) under the Exchange Act because it contains statements that are materially false and misleading or impugn the character of members of GE's Board of Directors.

I. The Company Has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits the Company to omit proposals from its proxy materials "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the Commission announced an interpretive change to permit omission of proposals that had merely been "substantially implemented." In doing so, the Commission explained that "[w]hile the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Securities Exchange Act Release No. 20091 (Aug. 16, 1983). The Commission amended the rule to reflect the new, more-flexible interpretation in 1998. Securities Exchange Act Release. No. 40018 (May 21, 1998).

Here, not only has GE already substantially implemented the Proposal, but it did so some time ago. GE's policy on Board memberships is reflected in its Corporate Governance Principles, a copy of which is enclosed as Exhibit B. The Corporate Governance Principles were publicly disclosed in their entirety as an appendix to the Company's 2003 proxy statement.

On page 1, GE's Corporate Governance Principles provide in relevant part as follows:

> Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board.

In operation, GE's policy is virtually identical to the Proposal: both the GE policy and the Proposal would preclude a director who is also a CEO from serving on more than three boards (including the GE directorship). In the case of directors who are retired from all other employment, both the GE policy and the Proposal would set a limit of a total of five boards (again, including the GE directorship).

The only difference is in the case of a GE Director who is not retired from other employment and serves in a position other than CEO or an equivalent position. In that case, the GE policy would preclude the director from serving on more than a total of five boards (including the GE Board), while the Proposal would limit such a person to three boards (including the GE Board). This is not a meaningful distinction in practice: over the last 10 years, only five outside GE Directors have been full-time employees of other companies serving in capacities other than CEO of the other company, and only two current GE directors are in such category – a law firm partner and a business school dean. Of course, inside directors within that category do not, and traditionally have not, served on any other public company boards.

Because the existing GE policy and the Proposal would in practice operate in substantially the same manner, GE has already substantially implemented the Proposal. The only difference between GE's policy and the Proposal is insignificant.

Indeed, in numerous circumstances in the past, the Staff has concurred in the exclusion of a proposal when a company had implemented much, but not all, of a proposal's terms, including where the proposal addressed the qualifications of directors. For example, in Humana Inc. (Feb. 27, 2001), the Staff concurred that a proposal that recommended that the company establish a nominating committee of "independent directors" was substantially implemented even though the company's definition of "independence" differed from the proponent's more restrictive approach. Along the same lines, in Masco Corporation (Mar. 29, 1999), the proposal requested that the company establish specified qualifications for outside directors, including that such directors have no other relationship with the company. The Staff concurred that the proposal had been substantially implemented even though the company's policy proscribed only relationships that are "material" in the board's judgment. Similarly, in H.J. Heinz Company (June 19, 1997), the Staff permitted the company to exclude a proposal requesting a report on a number of policies on board qualifications as substantially implemented despite the proponent's letter outlining a number of differences between the company's existing guidelines and the information requested in the proposal. See also, e.g., The GAP (Mar. 16, 2001) (proposal requesting a report on child labor practices of the company's suppliers as substantially implemented even though company's report does not provide all the information sought by the proposal); The Limited (Mar. 15, 1996) (company's adoption of some, but not all, of the recommended policies on slave labor substantially implemented the proposal); Texaco Inc. (Mar. 28, 1991) (company's adoption of some but not all of CERES principles substantially implemented the proposal).

Two Directors who are currently Board members serve on more than three boards because they were "grandfathered" under the GE policy, but only as to their specific current board memberships. Significantly, the exception is immaterial because these Directors are not grandfathered from application of the provision in the Corporate Governance Principles that provides, on page 1 of Exhibit B, that "Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serve on the board for an extended period of time."

We do not view this "grandfathering" of the two Directors as inconsistent with the Proposal, which calls for a new policy to apply prospectively, and expressly permits the Board to change the policy in immaterial respects without the need for even an advisory share owner vote. Even if the "grandfathering" of the two Directors were inconsistent with the Proposal, the Staff has not viewed a "grandfather" provision in a policy as precluding a conclusion that the policy substantially implements a proposal. For instance, in H.J. Heinz Company (June 19, 1997), the proposal requested that the company report on, among other things, its procedures for a mandatory retirement age for directors. In a written response to the company's no-action request, the proponent argued that the proposal was not substantially implemented among other reasons because the company did not appear to be following its guidelines on mandatory retirement for directors. The company responded that certain directors had been merely "grandfathered" from application of the new policy, and the Staff concurred that the proposal had been substantially implemented.

For the foregoing reasons, GE requests that the Staff concur that it may omit the proposal from its proxy materials under Rule 14a-8(i)(10).

II. The Proposal Contains Materially False and Misleading Statements.

GE believes that the Proposal may be excluded from its 2004 proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it contains materially false and misleading statements. The Proposal is so replete with statements and assertions that lack factual foundation, that impugn the character of members of the Company's Board and management, or that are otherwise materially false and misleading that GE believes that the Company may omit the entire Proposal from the Company's 2004 proxy materials pursuant to Rule 14a-8(i)(3). Indeed, the Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the Staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("Staff Legal Bulletin No. 14"). We urge the Staff to provide such relief here.

The materially false and misleading statements are identified below:

1. The Proposal is materially false and misleading because it fails to mention that the Company has adopted a policy limiting the number of boards on which GE Directors may serve. As noted above, the Company's policy on that subject was disclosed as an addendum to its 2003 proxy statement and has been publicly available for nearly a year as part of the very same filing that the Proposal cites in support of its paragraphs numbered 1 though 4 in the supporting statement. The Proposal's failure to mention the Company's existing policy is a material omission because the terms of the GE policy would be critical information for a share owner to understand in deciding whether to vote in favor of the Proposal. This is a fundamental flaw in the Proposal which renders the other statements misleading and which cannot be remedied by mere "editing." It justifies omission of the entire Proposal. In other cases, the Staff has required proponents to omit proposals where such proposals omit certain material information, thereby rendering them vague and indefinite, or otherwise confusing to share owners. See, e.g., SI Handling Systems, Inc. (May 5, 2000) (concurred in the omission of certain assertions in the proposal because such assertions failed to include certain material information) See also, e.g., Philadelphia Electric Company (Jul. 30, 1992) (concurred that the entire proposal could be omitted because the proposal was overly vague).

2. The Proposal quotes Take on the Street by Arthur Levitt as saying, "Make sure that the directors aren't so busy serving on other corporate boards that they don't have time for the company whose shares you own." While the quote is accurate, the Proponent fails to note that GE has already addressed the issue by providing in its Corporate Governance Principles that: "Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time." (Exhibit B, p. 1.)

The Staff has permitted companies to omit references to publications and other third-party sources that are taken out of context or otherwise used in a misleading way to improperly suggest support for the proponent's views. See, e.g., The Home Depot (Mar. 31, 2003) (statement attributed to a Business Week article may be omitted as misleading in context); AlliedSignal (Jan. 15, 1998) (selected excerpts from publications arranged in a misleading way may be omitted).

3. The first sentence of the fourth paragraph of the supporting statement states that "I believe that when our Board has a number of below-average practices that it is more important to adopt at least one proposal such as this . . . ." The Proposal provides no support for its assertion that the GE Board has "a number of below-average practices," or that GE's policy on the number of boards on which directors may serve is "below average." (As noted above, the Proposal does not even acknowledge the existence of GE's Corporate Governance Guidelines.) The Staff

has consistently permitted companies to exclude, or required proponents to provide support for, unsupported assertions suggesting a statistical quantification that if true would support the thesis of the Proposal. See, e.g., Keystone Financial, Inc., (Mar. 15, 1999) (requiring the proponent to identify the source and method of certain calculations set forth in the proposal); SL Industries, Inc. (Sep. 3, 1997) (same).

Nor does the proponent provide the basis for the purported calculation of allegedly "average" practices, such as the number or types of companies surveyed, or any third-party source or other means to verify what precisely is meant by a "below average" board practice. See, e.g., Minnesota Mining and Manufacturing Company (Mar. 18, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" unless the Proponent could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); El Paso Corporation (Mar. 11, 2002) (same); Maytag Corporation (Mar. 14, 2002) (requiring the proponent to delete the statement that "Institutional Investors own 57% of Maytag stock"); Raytheon Company (Mar. 13, 2002) (same); The Boeing Company (Mar. 2, 2002) (requiring the proponent to "provide factual support in the form of a citation to a specific study and publication date" for the statement "in recent years, various companies have been willing to allow shareholders to have a meaningful vote on poison pills"); and Weyerhaeuser Company (Feb. 6, 2002) (same).

Finally, this sentence, like the sentence below it, is materially false and misleading because three of the four numbered paragraphs which purport to provide factual support for the assertion," which are addressed in paragraph 5 below, are themselves materially false and misleading, demonstrating that the statement in question is devoid of factual support.

4. The second sentence of the fourth paragraph of the supporting statement asserts that members of the GE Board are "indebted to [GE's] management and thus less likely to express full independence." Not only is there no factual basis for this assertion, but it unfairly impugns the character of members of the GE Board by suggesting, without any factual basis, that such members lack independence and are somehow engaged in improper practices making them beholden to management.

Note (b) to Rule 14a-9 states that Rule 14a-9 prohibits the use of "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." (Emphasis added.) The Staff has permitted companies to exclude unsupported statements that directly or indirectly impugn character based merely on the proponent's conjecture or suspicions. See, e.g., Xcel Energy (Apr. 1, 2003) (company permitted to exclude unsupported statements suggesting that the company's directors lacked independence); The Swiss Helvetia Fund (Apr. 3, 2001) (unsupported statements suggesting violations of fiduciary duty); Honeywell International Inc. (Oct. 26, 2001) (requiring deletion of a sentence asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of the company's officers); and Electronic Data Systems Corporation (Mar. 11, 1999) (requiring deletion of a statement that asserted that the company's board of directors considered one of the company's officers to be "mediocre" as impugning character without factual foundation).

Finally, this sentence, like the sentence above it, is materially false and misleading because three of the four numbered paragraphs which purport to provide factual support for the assertion, which are addressed in paragraph 5 below, are themselves materially false and misleading, demonstrating that the statement in question is devoid of factual support.

5. The four paragraphs numbered 1 through 4 in the Proposal purport to provide support for the proponent's perception of "below average practices" and that board members are somehow "indebted to management." Three of the four numbered paragraphs are demonstrably false, based on the Company's disclosure in the very same 2003 proxy statement that the Proposal identifies as its source. The assertions are addressed in turn below:

- "1) Directors can lose 5,000 stock units if their dissatisfaction with management causes them to leave the board before five years of service." This statement is materially false and misleading because, as disclosed on page 17 of the Company's 2003 proxy statement, a copy of which is enclosed as Exhibit C:

> [T]he non-employee directors' retirement program was terminated prospectively by the board in 2001. Effective January 1, 2003, the board also terminated the plan retroactively by replacing the grandfathered actuarial values that directors have under the program with [DSUs] having an equivalent value. The board did this to remove any possibility that a director's conduct could appear to be influenced by a personal interest in remaining as a director until retirement in order to qualify for retirement payments . . . . For the same reason, the 5000 restricted stock units grants to Messrs. Lafley, Larsen and Swieringa when they joined the board in 2002 have

been converted to [DSUs] payable beginning one year after they leave the board.

- "2) Each Director can designate GE to pay $1 million to a charity if the director is allowed to retire from the GE board." This statement is materially false and misleading because, as disclosed on page 17 of the Company's 2003 proxy statement, the Matching Gift and Charitable Award Programs were modified in 2002 "so that the award vests upon the commencement of board service and is no longer payable only upon a director's retirement or death, but rather upon termination of service." As disclosed on page 17 of the 2003 proxy statement, the modification to the Programs were made to "avoid any appearance that a director might be influenced by the prospect of receiving this benefit at retirement. . . ."

- "4) Each Director gets life insurance." This statement is materially false and misleading because, as disclosed on page 17 of its 2003 proxy statement, enclosed as Exhibit C, as of 2003, GE "no longer offers life or accidental death insurance to [directors]."

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Mahar is being notified that GE does not intend to include the Proposal in its 2004 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 9, 2004, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 20, 2004. GE's 2004 Annual Meeting is scheduled to be held on April 28, 2004.

If you have any questions, please feel free to call me at (203) 373-2243.

Very truly yours,

Robert E. Healing

Robert E. Healing

Enclosures

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Mr. Kevin D. Mahar
33 Rockwood Road
Lynnfield, MA 01940

5 – Discourage Overextended Directors

RESOLVED: Discourage Overextended Directors This Proposal title was submitted for publication at the beginning of the proposal ahead of "RESOLVED."
Shareholders request an enduring policy that board service for our Directors be limited to a total of 3 directorships. Our Directors who are fully-retired could serve on a maximum of 5 boards. Once adopted it is requested that this policy be subject to an advisory shareholder vote, if this policy is discontinued or materially changed.

Kevin Mahar, 33 Rockwood Road, Lynnfield, MA 01940 submitted this proposal.

Our company is in very complex and diverse businesses and consequently we should expect our directors to not be overextended and thus have the time for a special commitment to our company. Yet in 2003 two of our fully-employed directors served on more than 3 boards each.

"Make sure that the directors aren't so busy serving on other corporate boards that they don't have time for the company whose shares you own."

> From "Take on the Street" by Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001

I believe that when our Board has a number of below-average practices that it is more important to adopt at least one proposal such as this to prevent conflicts of interest and/or time. For instance our 2003 voting materials listed the following practices which I believe makes our directors indebted to our management and thus less likely to express full independence. Examples include:

1) Directors can lose 5,000 stock units if their dissatisfaction with management causes then to leave the board before 5 years of service.
2) Each director can designate GE to pay $1 million to a charity if the director is allowed to retire from the GE board.
3) Each Director, in his own name, can give $100,000 annually to higher education and GE will add $100,000 to this.
4) Each Director gets life insurance.

Also our Directors and Officers are shielded by a $22 million premium for liability insurance – a free benefit to them. Extensive insurance protection at no personal cost could lead to complacency in protecting shareholder interest.

Therefore let us take the one step here to prevent conflicts of interest or time and:

Discourage Overextended Directors
Yes on 5

Notes:
This is intended to be an enduring policy and is not intended to be dropped if all directors meet this requirement at one instant in time.

The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

CORPORATE GOVERNANCE PRINCIPLES

The following principles have been approved by the board of directors and, along with the charters and key practices of the board committees, provide the framework for the governance of GE. The board recognizes that there is an on-going and energetic debate about corporate governance, and it will review these principles and other aspects of GE governance annually or more often if deemed necessary.

1. Role of Board and Management. GE's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (CEO) and the oversight of the board, to enhance the long-term value of the company for its shareowners. The board of directors is elected by the share-owners to oversee management and to assure that the long-term interests of the shareowners are being served. Both the board of directors and management recognize that the long-term interests of shareowners are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large.

2. Functions of Board. The board of directors has 8 scheduled meetings a year at which it reviews and discusses reports by management on the performance of the company, its plans and prospects, as well as immediate issues facing the company. Directors are expected to attend all scheduled board and committee meetings. In addition to its general oversight of management, the board also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;
b. providing counsel and oversight on the selection, evaluation, development and compensation of senior management;
c. reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions;
d. assessing major risks facing the company --- and reviewing options for their mitigation; and
e. ensuring processes are in place for maintaining the integrity of the company --- the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

3. Qualifications. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareowners. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a board representing diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the company's global activities.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time. Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities.

Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board. Current positions in excess of these limits may be maintained unless the board determines that doing so would impair the director's service on the GE board.

The board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. The board self-evaluation process described below will be an important determinant for board tenure. Directors will not be nominated for election to the board after their 73rd birthday, although the full board may nominate candidates over 73 for special circumstances.

4. Independence of Directors. A majority of the directors will be independent directors under the proposed New York Stock Exchange (NYSE) rules. The board has determined that 11 of GE's 17 directors are independent.

All future non-employee directors will be independent. GE will seek to have a minimum of ten independent directors at all times, and it is the board's goal that at least two-thirds of the directors will be independent under the NYSE guidelines. Directors who do not meet the NYSE's independence standards also make valuable contributions to the board and to the company by reason of their experience and wisdom.

To be considered independent under the proposed NYSE rules, the board must determine that a director does not have any direct or indirect material relationship with GE. The board has established the following guidelines to assist it in determining director independence in accordance with that proposed rule:

a. A director will not be independent if, within the preceding five years: (i) the director was employed by GE; (ii) an immediate family member of the director was employed by GE as an officer; (iii) the director was employed by or affiliated with GE's independent auditor; (iv) an immediate family member of the director was employed by GE's independent auditor as a partner, principal or manager; or (v) a GE executive officer was on the board of directors of a company which employed the GE director, or which employed an immediate family member of the director as an officer;
b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if a GE director is an executive officer of another company that does business with GE and the annual sales to, or purchases from, GE are less than one percent of the annual revenues of the company he or she serves as an executive officer; (ii) if a GE director is an executive officer of another company which is indebted to GE, or to which GE is indebted, and the total amount of either company's indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer; and (iii) if a GE director serves as an officer, director or trustee of a charitable organization, and GE's discretionary charitable contributions to the organization are less than one percent of that organization's total annual charitable receipts. (GE's automatic matching of employee charitable contributions will not be included in the amount of GE's contributions for this purpose.) The board will annually review all commercial and charitable relationships of directors. Whether directors meet these categorical independence tests will be reviewed and will be made public annually prior to their standing for re-election to the board.
c. The following 11 directors are independent under the foregoing guidelines: Cash, Fudge, Gonzalez, Jung, Langone, Lafley, Larsen, Lazarus, Sigler, Swieringa and Warner.
d. For relationships not covered by the guidelines in subsection (b) above, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the independence guidelines set forth in subsections (a) and (b) above. For example, if a director is the CEO of a company that purchases products and services from GE that are more than one percent of that company's annual revenues, the independent directors could determine, after considering all of the relevant circumstances, whether such a relationship was material or immaterial, and whether the director would therefore be considered independent under the proposed NYSE rules. The company would explain in the next proxy statement the basis for any board determination that a relationship was immaterial despite the fact that it did not meet the categorical standards of immateriality set forth in subsection (b) above.

The company will not make any personal loans or extensions of credit to directors or executive officers, other than consumer loans or credit card services on terms offered to the general public. No director or family member may provide personal services for compensation to the company.

5. Size of Board and Selection Process. The directors are elected each year by the shareowners at the annual meeting of shareowners. Shareholders may propose nominees for consideration by the nominating and corporate governance committee by submitting the names and supporting information to: Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. The board proposes a slate of nominees to the shareowners for election to the board. The board also determines the number of directors on the board provided that there are at least 10. Between annual shareowner meetings, the board may elect directors to serve until the next annual meeting. The board believes that, given the size and breadth of GE and the need for diversity of board views, the size of the board should be in the range of 15 directors.

6. Board Committees. The board has established the following committees to assist the board in discharging its responsibilities: (i) audit; (ii) management development and compensation; (iii) nominating and corporate governance; and (iv) public responsibilities. The current charters and key practices of these committees are published on the GE website, and will be mailed to shareowners on written request. The committee chairs report the highlights of their meetings to the full board following each meeting of the respective committees. The committees occasionally hold meetings in conjunction with the full board. For example, it is the practice of the audit committee to meet in conjunction with the full board in February so that all directors may participate in the review of the annual financial statements for the prior year and financial plans for the current year.

7. Independence of Committee Members. In addition to the requirement that a majority of the board satisfy the independence standards discussed in section 4 above, members of the audit committee must also satisfy an additional NYSE independence requirement. Specifically, they may not directly or indirectly receive any compensation from the company other than their directors' compensation. As a matter of policy, the board will also apply this additional requirement to members of the management development and compensation committee and to members of the nominating and corporate governance committee.

8. Meetings of Non-Employee Directors. The board will have at least three regularly scheduled meetings a year for the non-employee directors without management present. The directors have determined that the chairman of the management development and compensation committee will preside at such meetings, and will serve as the presiding director in performing such other functions as the board may direct, including advising on the selection of committee chairs and advising management on the agenda for board meetings. The non-employee directors may meet without management present at such other times as determined by the presiding director.

9. Self-Evaluation. As described more fully in the key practices of the nominating and corporate governance committee, the board and each of the committees will perform an annual self-evaluation. Each November, the directors will be requested to provide their assessments of the effectiveness of the board and the committees on which they serve. The individual assessments will be organized and summarized by an independent corporate governance expert for discussion with the board and the committees in December.

10. Setting Board Agenda. The board shall be responsible for its agenda. At the December board meeting, the CEO will propose for the board's approval key issues of strategy, risk and integrity to be scheduled and discussed during the course of the next calendar year. Before that meeting, the board will beinvited to offer its suggestions. As a result of this process, a schedule of major discussion items for the following year will be established. Prior to each board meeting, the CEO will discuss the other specific agenda items for the meeting with the presiding director. The CEO and the presiding director, or committee chair as appropriate, shall determine the nature and extent of information that shall be provided regularly to the directors before each scheduled board or committee meeting. Directors are urged to make suggestions for agenda items, or additional pre-meeting materials, to the CEO, the presiding director, or appropriate committee chair at any time.

11. Ethics and Conflicts of Interest. The board expects GE directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the policies comprising GE's code of conduct set forth in the company's integrity manual, *The Spirit and Letter of Our Commitment.* The board will not permit any waiver of any ethics policy for any director or executive officer. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the CEO and the presiding director. If a significant conflict exists and cannot be resolved, the director should resign. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests.

12. Reporting of Concerns to Non-employee Directors or the Audit Committee. Anyone who has a concern about GE's conduct, or about the company's accounting, internal accounting controls or auditing matters, may communicate that concern directly to the presiding director, to the non-employee directors, or to the audit committee. Such communications may be confidential or anonymous, and may be e-mailed, submitted in writing, or reported by phone to special addresses and a toll-free phone number that are published on the company's website. Concerns relating to accounting, internal controls, auditing or officer conduct shall be sent immediately to the presiding director and to the chair of the audit committee and will be simultaneously reviewed and addressed by GE's ombudsman in the same way that other concerns are addressed by the company. The status of all outstanding concerns addressed to the non-employee directors, the presiding director, or the audit committee will be reported to the presiding director and the chair of the audit committee on a quarterly basis. The presiding director, or the audit committee chair may direct that certain matters be presented to the audit committee or the full board and may direct special treatment, including the retention of outside advisors or counsel, for any concern addressed to them. The company's integrity manual prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

13. Compensation of the Board. The nominating and corporate governance committee shall have the responsibility for recommending to the board compensation and benefits for non-employee directors. In discharging this duty, the committee shall be guided by three goals: compensation should fairly pay directors for work required in a company of GE's size and scope; compensation should align directors' interests with the long-term interests of shareowners; and the structure of the compensation should be simple, transparent and easy for shareowners to understand. As discussed more fully in the key practices of the nominating and corporate governance committee, the committee believes these goals will be served by providing 40% of non-employee director compensation in cash and 60% in deferred stock units starting in 2003. At the end of each year, the nominating and corporate governance committee shall review non-employee director compensation and benefits.

14. Succession Plan. The board shall approve and maintain a succession plan for the CEO and senior executives, based upon recommendations from the management development and compensation committee.

15. Annual Compensation Review of Senior Management. The management development and compensation committee shall annually approve the goals and objectives for compensating the CEO. That committee shall evaluate the CEO's performance in light of these goals before setting the CEO's salary, bonus and other incentive and equity compensation. The committee shall also annually approve the compensation structure for the company's officers, and shall evaluate the performance of the company's senior executive officers before approving their salary, bonus and other incentive and equity compensation.

16. Access to Senior Management. Non-employee directors are encouraged to contact senior managers of the company without senior corporate management present. To facilitate such contact, non-employee directors are expected to make two regularly scheduled visits to GE businesses a year without corporate management being present.

17. Access to Independent Advisors. The board and its committees shall have the right at any time to retain

independent outside financial, legal or other advisors.

18. Director Orientation. The general counsel and the chief financial officer shall be responsible for providing an orientation for new directors, and for periodically providing materials or briefing sessions for all directors on subjects that would assist them in discharging their duties. Each new director shall, within six months of election to the board, spend a day at corporate headquarters for personal briefing by senior management on the company's strategic plans, its financial statements, and its key policies and practices.

Page 17 from GE 2003 Proxy Statement

options that were previously granted to non-employee directors and that are still outstanding will be subject to the same holding period requirements as options held by senior executives. Specifically, like the employee directors and other senior executives, the non-employee directors will be required to hold for at least one year the net shares obtained from exercising stock options after selling sufficient shares to cover the exercise price and taxes.

Retirement Program. As previously noted, the non-employee directors' retirement program was terminated prospectively by the board in 2001. Effective January 1, 2003, the board also terminated the plan retroactively by replacing the grandfathered actuarial values that directors have under the program with DSUs having an equivalent value. The board did this to remove any possibility that a director's conduct could appear to be influenced by a personal interest in remaining a director until retirement in order to qualify for retirement payments. Like the DSUs the directors receive as part of their annual compensation, these DSUs precisely track performance of GE stock, will accumulate dividends and will be payable beginning one year after the director leaves the board. The actuarial value of the grandfathered pension rights, as determined by an independent actuary, that were replaced with DSUs for the directors who had such rights, were: Cash ($167,955); Fudge ($147,095); Gonzalez ($506,341); Jung ($71,859); Langone ($424,331); Lazarus ($177,498); Nunn ($313,769); Penske ($446,817); Sigler ($578,360); and Warner ($178,056). For the same reason, the 5,000 restricted stock units granted to Messrs. Lafley, Larsen and Swieringa when they joined the board in 2002 have been converted to DSUs payable beginning one year after they leave the board.

Matching Gift and Charitable Award Programs. The non-employee directors will continue to be eligible to participate in the matching gift and charitable award programs described above. However, to avoid any appearance that a director might be influenced by the prospect of receiving this benefit at retirement, the charitable award program was modified so that the award vests upon the commencement of board service and is no longer payable only upon a director's retirement or death, but rather upon termination of service.

Insurance. GE continues to provide liability insurance for its directors, as described above, but no longer offers life and accidental death insurance to them.

- **Certain Relationships and Related Transactions**

This section discusses certain direct and indirect relationships and transactions involving the company and any director or executive officer. Given our size and diversity, the company has business relationships with many leading business and professional entities, and many of the most qualified candidates for the board often are associated with such entities. GE had established relationships with most of the entities noted below before the related director joined the board. Last year, the board adopted governance principles for determining whether a director would qualify as an independent director under the new, more restrictive rules proposed by the New York Stock Exchange. In accordance with those principles, which are set forth in section 4 of Appendix A at page 56, the board

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 16, 2003

The proposal requests a policy limiting the number of outside boards on which GE directors can serve.

We are unable to concur in your view that GE may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Directors can lose . . ." and ends ". . . years of service";
- revise the sentence that begins "Each director can designate . . ." and ends ". . . GE board" to indicate that the payment is made upon termination of service and not retirement from the board; and
- revise the sentence "Each Director gets life insurance" to clarify that GE no longer purchases life insurance for each director.

Accordingly, unless the proponent provides GE with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits only these portions of the supporting statement from its proxy statement in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael R. McCoy
Attorney-Advisor